Exhibit 21.1
KIMBALL ELECTRONICS, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Set forth below is a list of subsidiaries that will be transferred by Kimball International, Inc. and its subsidiaries to Kimball Electronics, Inc. in connection with the spin-off. Unless otherwise indicated, all of the subsidiaries listed below will be wholly owned subsidiaries of Kimball Electronics, Inc. or of wholly owned subsidiaries of Kimball Electronics, Inc.

	Jurisdiction of Incorporation	Percent of Voting Stock To Be Owned By the Registrant
Kimball Electronics Group, LLC	Indiana	100%
Kimball Electronics (Thailand) Limited	Thailand	100%
Kimball Electronics Poland Sp. z o.o.	Poland	100%
Kimball Electronics (Nanjing) Co., Ltd.	China	100%
Kimball Electronics Tampa, Inc.	Florida	100%
Kimball Electronics - Mexico, Inc.	Texas	100%
Kimball Electronics - Mexico, S.A. de C.V.	Mexico	100%
Kimball Electronics Netherlands B.V.	Netherlands	100%